UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    ) *

COMMUNICATE.COM INC.
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

20343G 10 8

(CUSIP Number)

Klaus Schymke Vierzehn Nothelfer Strasse 46, 55124, Mainz, Germany 011-49-6131-477-381

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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Schedule 13D Communicate.com Inc. of

CUSIP No.     20343G 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
...Klauss Schymke..................................................................................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............☐ not applicable...............................................................................................................
	(b)	............☐..............................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) ................PF (personal funds of reporting person).....................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ....☐ not applicable

6.	Citizenship or Place of Organization ...............Germany...................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ............................953,500.......................................................................

	8.	Shared Voting Power .........................Nil.........................................................................

	9.	Sole Dispositive Power........................953,500.....................................................................

	10.	Shared Dispositive Power ....................Nil........................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ......953,500 shares.........................

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...☐ not applicable

13.	Percent of Class Represented by Amount in Row (11) ...6.49%......................................................

14.
Type of Reporting Person (See Instructions)
...............................................................................................................................................................
............IN (individual)....................................................................................................................................
...............................................................................................................................................................
...............................................................................................................................................................
...............................................................................................................................................................

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Schedule 13D Communicate.com Inc. of
Item 1.    Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, $0.001 par value per share, of Communicate.com Inc., a Nevada corporation (“Communicate”). The principal executive office of Communicate is located at 1100 Melville Street, 6 th Floor, Vancouver, British Columbia, V6E 4A6, Canada.

Item 2.    Identity and Background
(a) Klaus Schymke
(b) c/o Vierzehn Nothelfer Strasse 46, 55124, Mainz, Germany
(c) Manager at DB Cargo AG located at Rheinstraße 2, 55116 Mainz, Germany.
(d) During the last five years, Mr. Schymke has not been convicted in a criminal proceeding.
(e) During the last five years, Mr. Schymke was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction.
(f) Germany

Item 3.    Source and Amount of Funds or Other Consideration

Klaus Schymke acquired the beneficial ownership of 300,000 shares of Common Stock of Communicate on February 22, 2002 at a cost of $0.01 per shares. Also, Klaus Schymke acquired the beneficial ownership of 600,000 shares of Common Stock of Communicate on June 7, 2002 at a cost of $0.01 per share. Also, in August 2002, Mr. Schymke acquired an additional 38,500 shares at $0.10 per share, 5,000 shares at $0.11, and 10,000 shares at $0.13. Mr. Schymke used his own personal funds in acquiring all the shares.

Item 4. Purpose of Transaction

Klaus Schymke acquired the shares as a personal investment.

Item 5. Interest in Securities of the Issuer

(a) Klaus Schymke is the beneficial owner of 953,500 shares of Common Stock of Communicate. These shares represent 6.49% of the issued and outstanding shares of Common Stock of Communicate.

(b) Klaus Schymke holds the sole power to vote and to dispose of the 953,500 shares of Common Stock.

(c) Klaus Schymke has not effected any transaction in the Common Stock of Communicate during the past 60 days, except as disclosed in this statement.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Materials to Be Filed as Exhibits.

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Klaus Schymke
Dated: June 23, 2003          By:          Klaus Schymke

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